200 East Randolph Drive
Chicago, Illinois 60601

Dennis M. Myers, P.C.
To Call Writer Directly:	312 861-2000
312 861-2232		Facsimile:
dmyers@kirkland.com	www.kirkland.com	312 861-2200
Dir. Fax: 312 861-2200
September 14, 2006
Via EDGAR and Federal Express
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Linda Cvrkel, Branch Chief Claire Erlanger

	Re:	Commercial Vehicle Group, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 10, 2006
(File No. 000-50890)
Ladies and Gentlemen:
          On behalf of Commercial Vehicle Group, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find below the Company’s responses to the comment letter to Chad M. Utrup, dated August 18, 2006, from the Staff of the Commission, regarding the Company’s Form 10-K for the year ended December 31, 2005 (the “Form 10-K”). The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used below have the meanings assigned to them in the Form 10-K.
Form 10-K for the year ended December 31, 2005
Item 6. Selected Financial Data
1.	We note from your response to our prior comment 1 that you intend to continue to exclude from the Adjusted EBITDA measure, charges such as non-cash gain(loss) on forward exchange contracts, and loss on early extinguishment of debt which have occurred in the last several years. We also note from your proposed footnote disclosure that you exclude these items because you believe that some of these items may not occur in certain periods, the amounts recognized can vary significantly from period to period and these items do not facilitate an

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission
September 14, 2006

understanding of the Company’s operating performance. With regard to operating performance, it would appear to us that non-cash gain(loss) on forward exchange contracts, and loss on early extinguishment of debt are fundamental to your business, as evidenced by your history of these charges and your frequent debt refinancing transactions. The fact that amounts vary from period to period does not justify their elimination from your earnings. We also believe that because these types of expenses have occurred in past years and we have not seen evidence that they will not occur in the future, they most likely will affect future operating prospects. Question 8 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003 states that non-GAAP financial measures that eliminate recurring items more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. We do not believe that your response suggests that these adjustments to Adjusted EBITDA will cease recurring in the near future. Also, we believe that significant items which vary as to timing and amounts can be separately discussed in MD&A without eliminating them from Adjusted EBITDA. Please revise your adjusted EBITDA amounts to exclude recurring items or items that are reasonably likely to recur. Your future Forms 8-K should be similarly revised. Refer to Item 10(e) of S-K and questions 8 and 9 of the staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” dated June 13, 2003. Your future Forms 8-K should be similarly revised.

Response: The Company uses Adjusted EBITDA as a measure of its core operating performance, which is achieved by the design, manufacture, assembly and sale of its products and excludes certain expenses that may not be indicative of the Company’s core business operating results. Accordingly, the Company excludes financing related costs such as the early extinguishment of debt because the Company believes they are similar to interest expense and amortization of financing fees, which by definition are excluded from Adjusted EBITDA. The Company believes that such charges are incidental to, but not reflective of, the Company’s core operating performance and that it is appropriate to exclude charges related to financing activities such as the early extinguishment of debt which, depending on the nature of the financing agreement, would have otherwise been amortized over the period of the related agreement and does not require a cash settlement. Charges recorded as losses on early extinguishment of debt have occurred more frequently in prior periods as a direct result of the Company’s need to modify its capital structure and debt agreements due to its recent growth from acquisition transactions and aligning its capital structure to support its long term objectives. Although the Company expects to continue its search for potential acquisition targets for growth opportunities in the foreseeable future, the Company believes its capital structure is appropriately aligned whereas it is probable that the financial impact of this item will become immaterial or disappear within a near-term finite period. Accordingly, the Company believes that the inclusion of such charges in its determination of Adjusted EBITDA is not beneficial towards providing a clearer view of its core operating performance to its investors.

Securities and Exchange Commission
September 14, 2006

As discussed in the Company’s MD&A section of the Form 10-K under the caption “Other (Income) Expense,” the non-cash gain(loss) on forward exchange contracts relates to the marking-to-market of the Company’s forward foreign exchange contracts to the fair value at the end of each reporting period, or the fair value of all contracts at a single point in time. This value is recorded on the Company’s Consolidated Balance Sheet with the offsetting non-cash gain or loss recorded as other income or expense in the Company’s Consolidated Statement of Operations. However, the Company also records its gains and losses from currency fluctuations upon its core operations during each reporting period in its Consolidated Statement of Operations, reflecting the impact of the current period currency fluctuations in its revenue and expenses for that period. For clarification, the Company would like to note that the currency fluctuation impacts reflected in the Company’s revenue and expenses for each respective period is different than, and in addition to, the non-cash marking-to-market valuation impact recorded in its Other (Income) Expense section of the Consolidated Statement of Operations. The Company believes the inclusion of the non-cash mark-to-market impact would not result in a fair representation of its operating performance measure because (i) impacts from currency fluctuations upon its core operations for each period have already been properly included in the Company’s revenue and expenses in the Consolidated Statement of Operations and (ii) the mark-to-market effect reflects a non-cash valuation of all of the Company’s forward foreign exchange contracts at a point in time. Although the Company has had a history of such mark-to-market changes and does expect them to recur in future periods, the Company believes that the non-cash gain(loss) on forward exchange contracts is not indicative to the Company’s core business operating results and it properly reflects impacts from currency fluctuations upon its core operations during each period in its operating performance (Adjusted EBITDA).

The Company believes that the responses set forth above, as well as the additional disclosure provided in the Company’s Form 8-K dated July 26, 2006, address Item 10(e) of S-K and the items contained within questions 8 and 9 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”
Note 3. Business Combinations, page 69
2.	We note from your response to our prior comment 8 that due to the long standing customer relationships of both Mayflower and Monona and de minimus historical attrition, you believe an indefinite life of the customer relationship intangible asset is appropriate. We continue to believe, however, that an intangible asset such as customer relationships does not have an indefinite life, as evidenced by the fact that absent long-term customer contracts, customers may take their business elsewhere at any point in time. Furthermore, there do not appear to be

Securities and Exchange Commission
September 14, 2006

significant barriers for new competitors to enter your line of business. While the long-standing customer relationships do appear to justify longer than average useful lives, we continue to believe that they do not justify the use of an indefinite life. Accordingly, please perform further analysis of the customer relationship intangibles acquired in the Mayflower and Monona acquisition for the purpose of assigning an appropriate useful life to the intangible asset. The analysis should include an assessment of the historical attrition rates of the acquired entities as well as the attrition rates that have occurred since completion of the acquisitions. As part of your response, please provide us with a copy of the analysis and all relevant assumptions such as projected revenue and expense amounts, discount factors, and attrition rates. Also, based on the useful life of the intangible assets determined from your analysis, please provide us with the amount of amortization expense that should have been recognized for the year ended December 31, 2005 and the quarters ended March 31, 2006 and June 30, 2006. To the extent that the amounts are materially different from those reported in your Form 10-K for the year ended December 31, 2005, and Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006, we believe you should amend your financial statements to include the revised amortization expense.

Response: The Company notes that the SEC has stated its views regarding an indefinite life conclusion related to customer-related intangible assets in a speech given by Professional Accounting Fellow, Mr. Chad A. Kokenge, to the 31st AICPA National Conference on Current SEC Developments. The transcript of this speech indicates that the SEC considers the following factors as a basis for why indefinite-lived customer relationship intangible assets would be “extremely rare.”
•	The asset being inherently related to relationships with “people”, where people in organizations are subject to turnover;

•	More broadly, the customer churn rate. Generally, an established customer turnover rate and likewise, a forecasted customer turnover rate, would directly affect the life estimate;

•	The relative cost or penalty to the customer for terminating the relationship. Generally, a customer is not “controlled” by an entity such that the customer can’t transfer its business elsewhere without undue cost or penalty; and

•	Economic effects such as competition and demand. Economic effects will vary depending on each situation; however, higher demand elasticity and switching availability would typically correspond to a shorter life estimate.

Securities and Exchange Commission
September 14, 2006

In this regard, the Company notes in the Staff’s response above that it has requested that the Company perform and provide to the Staff an analysis and all relevant assumptions of the customer relationship intangible assets acquired in its Mayflower and Monona acquisition for the purpose of assigning an appropriate useful life to the intangible assets, as well as computing amortization expense to be assigned against prior reporting period results.

The Company notes that while the Staff states that indefinite-lived customer relationship intangible assets may be “extremely rare,” it believes they are possible with a valid and supportable conclusion and is providing the following additional information in support of this position and in response to the items discussed in Mr. Kokenge’s speech noted above:

Sourcing, Barriers to Entry and Competitor Risks

The customer sourcing decision for each of the Mayflower Vehicle Systems, Inc. and Monona Wire Corporation businesses is heavily predicated on price, quality, delivery and the overall customer relationship. Absent a significant change in any or all of these factors, it is unlikely that a customer would source production to an alternate supplier. In addition, the reasons listed below support why there is a high barrier for new competitors to enter into this industry. Historical experience indicates that Mayflower and Monona have not lost any primary customers and/or relationships due to these factors and such loss is not anticipated in the foreseeable future for the following reasons:
•	Costs associated with setting up a new production line, including tooling costs, are typically cost prohibitive in a competitive pricing environment;

•	The risk associated with potential production delays and a disruption to the supply chain typically outweighs any potential economic benefit;

•	Significant initial outlays of capital and institutional production knowledge represent a significant barrier to entry. Due to the asset-intensive nature of the businesses, a new competitor would require a substantial amount of initial capital. Specifically, the value of the net working capital and tangible assets acquired associated with the Mayflower and Monona businesses at December 31, 2005 was $46.9 million and $16.5 million, respectively;

•	Switching costs are high both from an economic and risk standpoint (as referenced above);

Securities and Exchange Commission
September 14, 2006

•	The highly complex nature of successfully producing electronic wiring harnesses and complete cab structures in accordance with OEM quality standards makes it difficult for a competitor to enter the business; and

•	There is significant risk in operating the businesses as a result of the highly customized nature of the business. For example, production runs in the commercial vehicle business are significantly smaller and are more “build to order” in nature which requires the systems, expertise, equipment and logistics to be able to be successful.
These costs and risks are the primary prohibiting factors which prevent the Company’s customers from sourcing their business elsewhere at any given time. Additionally, the business issues as described above are consistent with the fact that the Company’s historical and anticipated attrition associated with the business for Mayflower and Monona, as well as the Company’s other businesses, has been de minimis. In fact, the Company believes the addition of the Mayflower and Monona customer relations further strengthens its already existing customer relationships with such customers.

Significant Customers – Mayflower and Monona

The top three customers of Mayflower and Monona, comprising approximately 86% and 87% of their total 2005 revenues, respectively, have been established customers for a substantial period of time. As noted above, the Company believes that these long-term relationships are further strengthened by the Company’s pre-existing relationship with these significant customers prior to these acquisitions. Contained within the tables and narrative below is a summary of the 2005 and June 2006 year-to-date revenue for each of these significant customers, as well as the length of their relationship with the acquired company and length of relationship with the Company prior, and subsequent to, acquisition.

Mayflower:

	% of Mayflower Revenues
			Mayflower	CVG
		2006 June	Customer	Customer
Revenue by Customer (top 3)	2005	YTD	Since	Since
International (Navistar)	41%	47%	2001	1950
Volvo / Mack	28%	26%	1965	1949
Freightliner / Sterling / WS	17%	13%	1997	1954

	86%	86%

Securities and Exchange Commission
September 14, 2006

Per the data contained within the table above, each of the top three customers acquired in the Mayflower acquisition were also existing customers of the Company, and/or its predecessor entities, prior to acquisition and remain customers today. The Company believes that based on the historical experience with these primary customers and management’s expectations that assignment of a life to the customer relationships would not be appropriate. The Company believes the following facts support that conclusion:
•	These relationships have existed for an extended period of time (in most cases over forty years);

•	There has been no attrition with these customers since the date of the acquisition and any change in revenues can be primarily attributed to fluctuations in the customers’ market, pricing or product content;

•	Management does not expect attrition of such relationships to occur in the future, and future enhancement of the relationships with these customers remains a key component of the Company’s overall growth strategy; and

•	Significant barriers to entry and other economic and performance considerations make it unlikely that the Company will lose these customer relationships in the future.

Monona:

	% of Monona Revenues
			Monona	CVG
		2006 June	Customer	Customer
Revenue by Customer (top 3)	2005	YTD	Since	Since
Caterpillar	49%	45%	1970	1958
Oshkosh	22%	21%	1985	1950
Deere	16%	19%	1969	1987

	87%	85%
Per the data contained within the table above, each of the top three customers acquired in the Monona acquisition were also existing customers of the Company, and/or its predecessor entities, prior to acquisition and remain customers today. The Company believes that based on the historical experience with these primary customers and management’s expectations that assignment of a life to the customer relationships would not be appropriate. The Company believes the following facts support that conclusion:

Securities and Exchange Commission
September 14, 2006

•	These relationships have existed for an extended period of time (in most cases over thirty five years);

•	There has been no attrition with these customers since the date of the acquisition and any change in revenues can be primarily attributed to fluctuations in the customers’ market, pricing or product content;

•	Management does not expect attrition of such relationships to occur in the future, and future enhancement of the relationships with these customers remains a key component of the Company’s overall growth strategy; and

•	Significant barriers to entry and other economic and performance considerations make it unlikely that the Company will lose these customer relationships in the future.
The Company also notes that if Mayflower and/or Monona were to lose any of its customers in the future, in accordance with the provisions of paragraphs 16 and 17 of SFAS No. 142, “Goodwill and Other Intangible Assets” and paragraph 8 of SFAS No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets”, the Company would immediately perform an intangible asset impairment test to determine the impact of the loss on the customer relationship intangible asset and if impairment was indicated, the Company would record an impairment loss in the Company’s Consolidated Statement of Operations.

In conclusion, the Company maintains that it has provided a comprehensive and supportable position with respect to the assignment of an indefinite life to its customer relationship intangible assets.

3.	We note from your response to our prior comment 9 that you valued each acquisition based upon its net asset value and then valued the goodwill of each acquisition net of the value assigned to other intangible assets. However, we do not believe that your response fully addresses our comment. Please tell us, and revise your disclosure in future filings, to include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill (i.e., explain the business purpose for an acquisition that had a purchase price greater than the value of the tangible and intangible assets). See paragraph 51(b) of SFAS No. 141.

Response: Please refer to the Recent Acquisitions discussion on page 37 of the Form 10-K for the Company’s disclosure relating to the key business purpose of the Mayflower and Monona acquisitions. The Company will provide the following disclosure in its future filings with the Commission, where applicable:

Securities and Exchange Commission
September 14, 2006

Mayflower:

The primary reasons for the acquisition of Mayflower and the principal factors that contributed to a purchase price that resulted in the recognition of goodwill were:
•	Mayflower is the only non-captive producer of complete steel and aluminum truck cabs for the commercial vehicle sector in North America;

•	We believe the acquisition allows us to be the only supplier worldwide to offer complete cab systems in sequence, integrating interior trim and seats with the cab structure;

•	We believe the acquisition gives us a leading position in North American cab structures and complete cab assemblies, as well as full service cab and sleeper engineering and development capabilities; and

•	Mayflower broadens our revenue base at International, Volvo/Mack and Freightliner and enhances our cross-selling opportunities.
Monona:
The primary reasons for the acquisition of Monona and the principal factors that contributed to a purchase price that resulted in the recognition of goodwill were:
•	Monona operates in the U.S. and Mexico which enhances our international footprint, solidifies our domestic footprint and allows for cost savings opportunities;

•	We believe Monona will enhance our ability to offer comprehensive cab systems to our customers and expands our electronic assembly capabilities; and

•	Monona broadens our revenue base at Caterpillar, Oshkosh and Deere and enhances our cross-selling opportunities.
Cabarrus:

The primary reasons for the acquisition of Cabarrus and the principal factors that contributed to a purchase price that resulted in the recognition of goodwill were:
•	Cabarrus offers injection molding capabilities and expertise which enhances our molding and plastics product portfolio; and

Securities and Exchange Commission
September 14, 2006

•	We believe Cabarrus offers cross-selling opportunities as well as the capability to in-source products for cost savings opportunities.
Note 7. Debt, page 74
4.	We note from your response to our prior comment 11 and your expanded disclosure in the Form 10-Q for the quarter ended June 30, 2006, that you have included disclosure of the debt transaction that resulted in the $1.6 million loss on early extinguishment of debt recorded in 2004. As previously requested, please tell us, and revise your notes to the financial statements in future filings to disclose the nature and terms of the transactions that resulted in the loss on early extinguishment of debt in fiscal 2005.

Response: In connection with the June 3, 2005 acquisition of Monona, the Company amended its senior credit agreement to increase the total borrowing base availability to approximately $240 million. Subsequent to that transaction, the Company completed a follow-on equity offering and a senior note offering. The proceeds of these offerings were primarily used to repay outstanding debt incurred under the senior credit agreement. Concurrent with the repayment of the outstanding debt, the Company’s total borrowing base under the amended senior credit agreement was reduced to approximately $140 million. Accordingly, 42% (1-(140/240)) of the Company’s outstanding and unamortized deferred financing fees of $3.63 million were expensed. The amount expensed in this transaction comprised the entire $1.525 million presented in the Company’s 2005 Statement of Operations as Loss on Early Extinguishment of Debt. The Company will revise the notes to its financial statements in future filings with the Commission to include disclosure of the nature and terms of the transactions resulting in the loss on early extinguishment of debt in 2005.
Note 12. Stockholders’ Investment and Stock Option and Equity Incentive Plans, page 79
5.	We note from your response to our prior comment 12 that the repurchased shares have been netted against the issuance of common stock in the Statements of Stockholders’ Investment. In future filings, please expand your disclosure in Note 12 to discuss the nature of this transaction, similar to the discussion included in your response.

Response: The Company will include an explanatory narrative in its equity-related disclosures in future filings with the Commission.

Securities and Exchange Commission
September 14, 2006

          We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2232.

Sincerely,

/s/ Dennis M. Myers

Dennis M. Myers, P.C.
cc:	Mervin Dunn Chad M. Utrup